Novell, Inc.
404 Wyman Street
Waltham, MA 02451

December 22, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs Division of Corporation Finance
Re:	Novell, Inc. (Registration No. 333-119281)

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Novell, Inc. (the "Company") hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (Registration No. 333-119281) so that the Registration Statement may become effective at 9:30 a.m. on December 23, 2004, or as soon as practicable thereafter.

        In connection with this request, the Company acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

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  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NOVELL, INC.
By:	/s/ JAY REILLY Jay Reilly Assistant Secretary